PROCESSED
JUL 17 2008
THOMSON REUTERS

SEC 08031400 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 03/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Good Morning Shinhan Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
MAY 29 2008
Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manki Kim 212-397-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue New York NY 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manki Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodmorning Shinhan Securities USA, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified In Queens County
Commission Expires May 15, ~~2002~~ 2010

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF May ~~2000~~ 2008
BY
NOTARY PUBLIC

Signature

president & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOOD MORNING SHINHAN SECURITIES USA INC.
(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2008

Assets

Cash and cash equivalents	$	54,136
Short-term investments		4,534,414
Commission receivable from Parent		565,565
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $306,824		68,132
Other assets		240,041
Total assets	$	5,462,288

Liabilities and Stockholder's Equity

Liabilities:		
Bonus payable	$	32,548
Accrued expenses and other liabilities		122,474
Total liabilities		155,022
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 15,000 shares		150
Additional paid-in capital		4,199,850
Retained earnings		1,107,266
Total stockholder's equity		5,307,266
Total liabilities and stockholder's equity	$	5,462,288

See accompanying notes to financial statements.

END